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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13D/A


          Under the Securities Exchange Act of 1934 (Amendment No. 3)*



                               Prize Energy Corp.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    74267L106
                                 (CUSIP Number)

                              Richard L. Covington
                      125 E. John Carpenter Fwy., Suite 600
                                Irving, TX 75062
                                 (972) 432-1440
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 26, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 74267L106                                SCHEDULE 13D


(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons

--------------------------------------------------------------------------------

         NATURAL GAS PARTNERS III, L.P.

--------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                        (b) [ ]

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(3) SEC Use Only

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(4) Source of Funds (See Instructions)                           OO (SEE ITEM 3)

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)                                                                 [ ]

--------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization      NATURAL GAS PARTNERS III, L.P.
                                                IS A LIMITED PARTNERSHIP FORMED
                                                UNDER THE LAWS OF THE STATE OF
                                                DELAWARE

--------------------------------------------------------------------------------

      Number of                    (7)      Sole Voting Power            625,025
      Shares Bene-                 ---------------------------------------------
      ficially
      Owned by                     (8)      Shared Voting Power               0
      Each                         ---------------------------------------------
      Reporting
      Person With                  (9)      Sole Dispositive Power      625,025
                                   ---------------------------------------------

                                   (10)     Shared Dispositive Power          0
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person        625,025

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)                    4.52%

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)                             PN

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CUSIP NO. 74267L106                                SCHEDULE 13D

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(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons

         RAINWATER ENERGY INVESTORS, L.P.

--------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

(3) SEC Use Only

--------------------------------------------------------------------------------

(4) Source of Funds (See Instructions)                           OO (SEE ITEM 3)

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)                                                                     [ ]

--------------------------------------------------------------------------------

(6) Citizenship or Place of Organization     RAINWATER ENERGY INVESTORS, L.P.
                                             IS A LIMITED PARTNERSHIP FORMED
                                             UNDER THE LAWS OF THE STATE OF
                                             DELAWARE

--------------------------------------------------------------------------------

      Number of                    (7)      Sole Voting Power        625,025(1)
      Shares Bene-                 ---------------------------------------------
      ficially
      Owned by                     (8)      Shared Voting Power               0
      Each                         ---------------------------------------------
      Reporting
      Reporting                    (9)      Sole Dispositive Power   625,025(1)
                                   ---------------------------------------------

                                   (10)     Shared Dispositive Power          0
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     625,025(1)

--------------------------------------------------------------------------------

(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------

(13)Percent of Class Represented by Amount in Row (11)                    4.52%

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(14)Type of Reporting Person (See Instructions)                              PN

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(1) Solely in its capacity as sole general partner of Natural Gas Partners III,
L.P.



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CUSIP NO. 74267L106                                SCHEDULE 13D


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(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons

         GFW III, L.L.C.

--------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

(3) SEC Use Only

--------------------------------------------------------------------------------

(4) Source of Funds (See Instructions)                           OO (SEE ITEM 3)

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)                                                                     [ ]

--------------------------------------------------------------------------------

(6) Citizenship or Place of Organization          GFW III, L.L.C. IS A LIMITED
                                                  LIABILITY COMPANY FORMED UNDER
                                                  THE LAWS OF THE STATE OF
                                                  DELAWARE

--------------------------------------------------------------------------------

      Number of                    (7)      Sole Voting Power        625,025(1)
      Shares Bene-                 ---------------------------------------------
      ficially
      Owned by                     (8)      Shared Voting Power               0
      Each                         ---------------------------------------------
      Reporting
      Person With                  (9)      Sole Dispositive Power   625,025(1)
                                   ---------------------------------------------

                                   (10)     Shared Dispositive Power          0
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     625,025(1)

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)                                                               [ ]

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)                   4.52%

--------------------------------------------------------------------------------

(14)Type of Reporting Person (See Instructions)                              OO

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(1) Solely in its capacity as sole general partner of Rainwater Energy
Investors, L.P. which is the sole general partner of Natural Gas Partners III, L.P.



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         This Amendment No. 3 amends Schedule 13D filed with the Securities and
Exchange Commission on November 6, 1998, as amended on February 17, 2000 and on April 10, 2000, by Natural Gas Partners III, L.P. ("NGP"), Rainwater Energy Investors, L.P. ("REI") and GFW III, L.L.C. ("GFW") (collectively, NGP, REI and GFW are referred to herein as "Reporting Persons"), as follows:

ITEM 1.  SECURITY AND ISSUER.

         No Modification.

ITEM 2.  IDENTITY AND BACKGROUND.

         No Modification.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No Modification.

ITEM 4.  PURPOSE OF TRANSACTION.

         Pursuant to an Underwriting Agreement described in Item 6 below, NGP sold 577,484 shares of Common Stock in an underwritten secondary offering and has granted to the underwriters an Over-Allotment Option (as described in Item 6 below) on an additional 34,649 shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


         (a) and (b) NGP is the beneficial owner of 625,025 shares of the Common Stock which represents 4.61% of the outstanding shares of the Common Stock. Each of REI, in its capacity as the sole general partner of NGP, and GFW, in its capacity as the sole general partner of REI, is deemed to be an indirect beneficial owner of the 625,025 shares of the Common Stock beneficially owned by NGP. NGP which acts through its sole general partner REI, which acts through its sole general partner GFW, has the sole power to vote and dispose of such 625,025 shares, subject, however, to the Over-Allotment Option (as described in Item 6 below).

         (c)On September 26, 2000, NGP sold in an underwritten secondary offering led by Lehman Brothers Inc., 577,484 shares of Common Stock. The net proceeds from such sale will be distributed by NGP to its partners. The shares of Common Stock sold by NGP were registered pursuant to a registration statement on Form S-1 filed by Prize Energy Corp. with the Securities and Exchange Commission (File No. 333-44346) on August 23, 2000.

         (d)No modification.


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         (e)Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of Prize Energy Corp. on September 26, 2000.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         In connection with the sale of the 577,484 shares of Common Stock referred to in Item 5(c), NGP entered into an Underwriting Agreement, dated September 21, 2000 (the "Underwriting Agreement"), with Lehman Brothers Inc., CIBC World Markets Corp. and Petrie Parkman & Co., Prize Energy Corp., Natural Gas Partners II, L.P., Natural Gas Partners III, L.P., Pioneer Natural Resources USA, Inc. and certain individuals Executive Selling Stockholders identified therein. Pursuant to the Underwriting Agreement, NGP granted to the underwriters a 30-day option to purchase up to 34,649 shares of Common Stock to cover over-allotments (the "Over-Allotment Option"). In addition, NGP agreed that, without the prior consent of Lehman Brothers, Inc., it would not sell or otherwise dispose of any shares of Common Stock (or securities convertible into or exercisable for Common Stock) for a period of 90 days after the sale of the Common Stock under the Underwriting Agreement.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Form of Underwriting Agreement among Lehman Brothers Inc., CIBC
            World Markets Corp. and Petrie Parkman & Co., Prize Energy Corp., Natural Gas Partners II, L.P., Natural Gas Partners III, L.P., Pioneer Natural Resources USA, Inc. and certain individuals Executive Selling Stockholders identified therein.*

Exhibit B - Joint Filing Agreement, dated as of February 17, 2000, by and among the reporting persons (pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934).**

----------------

* Included as Exhibit 1.1 in Amendment No. 2 to Prize Energy Corp.'s Registration Statement on Form S-1 (File No. 333-44346), filed on September 20, 2000 with the Securities and Exchange Commission, and incorporated herein by reference.

** Filed with the Securities and Exchange Commission as Exhibit D to Amendment No. 1 to the 13D of the Reporting Persons relating to Prize Energy Corp., filed on February 17, 2000, and incorporated herein by reference.




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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: September 28, 2000                        NATURAL GAS PARTNERS III, L.P.

                                                By: Rainwater Energy Investors,
                                                L.P., its Sole General Partner
                                                By: GFW III, L.L.C., its Sole
                                                General Partner


                                                By: /s/ Kenneth A. Hersh
                                                    -------------------------
                                                    Kenneth A. Hersh,
                                                    Authorized Member


Date: September 28, 2000                        Rainwater Energy Investors, L.P.
                                                By: GFW III, L.L.C., its Sole
                                                General Partner


                                                By: /s/ Kenneth A. Hersh
                                                   ------------------------
                                                   Kenneth A. Hersh,
                                                   Authorized Member


Date: September 28, 2000                        GFW III, L.L.C.



                                                By: /s/ Kenneth  A. Hersh
                                                    --------------------------
                                                    Kenneth A. Hersh,
                                                    Authorized Member





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                                  EXHIBIT INDEX


Exhibit A - Form of Underwriting Agreement among Lehman Brothers Inc., CIBC
            World Markets Corp. and Petrie Parkman & Co., Prize Energy Corp., Natural Gas Partners II, L.P., Natural Gas Partners III, L.P., Pioneer Natural Resources USA, Inc. and certain individuals Executive Selling Stockholders identified therein.*

Exhibit B - Joint Filing Agreement, dated as of February 17, 2000, by and among the reporting persons (pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934).**


----------------

* Included as Exhibit 1.1 in Amendment No. 2 to Prize Energy Corp.'s Registration Statement on Form S-1 (File No. 333-44346), filed on September 20, 2000 with the Securities and Exchange Commission, and incorporated herein by reference.

** Filed with the Securities and Exchange Commission as Exhibit D to Amendment No. 1 to the 13D of the Reporting Persons relating to Prize Energy Corp., filed on February 17, 2000, and incorporated herein by reference.